06003502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2006 185

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jefferson Pilot Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord	**New Hampshire**	**03301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Weston (603) 226-5457
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John A. Weston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jefferson Pilot Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President & Treasurer
Title

Tracy L Weiss
TRACY L. WEISS
Notary Public - New Hampshire
My Commission Expires September 21, 2010
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2005

Contents

Report of Independent Register Public Accounting Firm 1

Audited Consolidated Financial Statements

Consolidated Statement of Financial Condition 2
Consolidated Statement of Income 3
Consolidated Statement of Changes in Stockholder's Equity 4
Consolidated Statement of Cash Flows 5
Notes to Consolidated Financial Statements 6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 12
Statement Regarding Rule 15c3-3 13

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control 14

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Jefferson Pilot Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Securities Corporation (the Company) as of December 31, 2005, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position Jefferson Pilot Securities Corporation at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2006

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$14,444,247
Cash segregated under federal and other regulations	50,652
Receivable from agents, brokers or dealers	6,113,676
Securities owned:	
Marketable, at market value	1,799,418
Not readily marketable, at estimated fair value	26,975
Goodwill (net of accumulated amortization of $365,162)	7,759,339
Deferred tax asset, net	257,685
Other assets	111,371
Total assets	$30,563,363
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 5,470,152
Due to affiliates	1,349,034
Income taxes payable to Parent	688,037
Other liabilities	189,727
Total liabilities	7,696,950
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 50,000 shares	50,000
Additional paid-in capital	4,368,220
Retained earnings	18,448,193
Total stockholder's equity	22,866,413
Total liabilities and stockholder's equity	$30,563,363

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2005

Revenues	
Concession	$117,454,239
Concession from affiliates	32,012,160
Fees	6,751,929
Unrealized gain on securities owned, net	52,950
Interest	539,029
	156,810,307
Expenses	
Selling	138,401,242
General and administrative	10,911,767
Taxes, licenses, and fees	1,234,008
	150,547,017
Income from operations	6,263,290
Realized loss on investments	(24,214)
Income before federal income taxes	6,239,076
Federal income tax expense	2,137,571
Net income	$ 4,101,505

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2004	50,000	$50,000	$4,368,220	$14,346,688	$18,764,908
Net income				4,101,505	4,101,505
Balance at December 31, 2005	50,000	$50,000	$4,368,220	$18,448,193	$22,866,413

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2005

Operating activities	
Net income	$ 4,101,505
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on investments	24,214
Deferred tax benefit	(399,222)
Unrealized gain on securities owned, net	(52,950)
Decrease in cash segregated under federal and other regulations	348
Increase in receivables from agents and brokers or dealers	(1,022,665)
Securities owned, net	5,260
Increase in other assets	(2,332)
Increase in commissions payable	1,015,967
Increase in due to affiliates	1,520,520
Increase in income taxes payable to Parent	360,972
Decrease in other liabilities	(40,984)
Net cash provided by operating activities	5,510,633
Cash and cash equivalents at beginning of year	8,933,614
Cash and cash equivalents at end of year	$14,444,247
Supplemental disclosure of cash flow information	
Federal income tax payments (paid to Parent)	$ 2,394,956

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Jefferson Pilot Securities Corporation (the Company) is a wholly owned subsidiary of Jefferson-Pilot Corporation (Parent). Affiliates of the Company include Jefferson Pilot Life Insurance Company (JPL), Jefferson Pilot Financial Insurance Company (JPFIC), Jefferson Pilot Variable Corporation (JPVC) and Hampshire Funding, Inc. (Hampshire), which are also 100% owned by Jefferson-Pilot Corporation.

Allied Professional Advisors (APA), Windward Securities Corporation (WSC), and JPSC Insurance Services, Inc. are wholly owned subsidiaries of the Company. APA provides investment advisory services through its Investment Advisory Representatives and Registered Representatives of JPSC. WSC is a subsidiary broker-dealer that provides various products and services including variable annuities, mutual funds, fee-based advisory services, and brokerage services for stock and bond transactions. JPSC Insurance Services, Inc. is required by state laws to facilitate the payment of commissions to registered representatives.

Incorporated in 1969, the Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Boston Stock Exchange. The Company has nonexclusive selling agreements with a number of mutual fund distributors, variable annuity companies, limited partnerships, and fee-based advisory services. The Company also offers brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are United States-based investors.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson Pilot Securities Corporation and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

1. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Securities Transactions

Investments include marketable and not readily marketable securities. Marketable securities are reported at market value, and securities not readily marketable are valued at fair value as determined by management (See Note 3). Unrealized gains and losses on marketable securities are included in earnings, net of taxes.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Company performs an annual impairment test on goodwill assets and any impairment losses are charged to earnings. The Company has determined all components are appropriately aggregated into one reporting unit.

Recognition of Revenue and Expense

Concession revenue and selling expense are recorded as earned. Fee revenue principally includes registered representative fees, additional dealer reallowances, and fees for general securities trades.

1. Accounting Policies (continued)

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Cash Segregated Under Federal and Other Regulations

Cash of $49,652 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Company's subsidiary, WSC, has cash of $1,000 segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Securities

Marketable securities owned consist of investment securities at market values, as follows:

	Owned
Obligations of U.S. government	$1,769,055
REIT	19,809
Warrants	10,554
	$1,799,418

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At December 31, 2005 these securities, which consist of investments in limited partnerships, were carried at estimated fair values of $26,975.

4. Employee Benefit and Compensation Plans

Substantially, all employees of the Company participate in a noncontributory defined benefit pension plan, a contributory defined contribution retirement plan, and postretirement life insurance and health care plans of Jefferson-Pilot Corporation.

4. Employee Benefit and Compensation Plans (continued)

The Pension and Retirement Plans for the employees of Jefferson-Pilot Corporation are funded through group annuity contracts with JPL and provide benefits based on annual compensation and years of service. Accumulated plan benefits, plan net assets and net periodic pension costs by component for the Company is not determinable.

The Company's registered representatives participate in a deferred compensation plan. The deferred compensation plan is a voluntary, nonqualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a range of 15 investment options. JPL makes contributions to the plan and records the related income tax effects. The Company reimburses JPL for contributions made to the plan.

Substantially all of the Company's employees are eligible to participate in stock ownership and incentive plans of the Parent. The Company's proportionate share of costs related to these stock ownership and incentive plans has been included in General and Administrative expenses.

5. Contingencies

The Company is involved in pending or threatened lawsuits arising from its business and has provided for loss contingencies of approximately $1.4 million which are included in General and Administrative Expenses reported on page 3. Although the results of legal actions cannot be predicted, it is the opinion of management that the resolution of such litigation will not have a material effect on the Company's ability to meet its net capital or aggregate indebtedness requirements.

6. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others* requires the Company to disclose information regarding its indemnification agreement with its clearing broker.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the total amount of customer balances subject to such indemnification was approximately $21,500,786. In accordance with applicable margin lending practices, customer balances

6. Guarantees (continued)

are typically collateralized by customer securities or supported by other types of recourse provisions. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the consolidated financial statements for this indemnification.

7. Federal Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries at the statutory rate of 35%. The effective tax rate differs from the statutory tax rate due to the effect of $51,840 in nondeductible expenses and ($97,946) in other adjustments.

The Company had a net deferred tax asset of $257,685 at December 31, 2005 associated with a net unrealized gain on securities owned, ($95,639), investments in limited partnerships, ($17,639), and a deferred tax asset of $370,963 related to loss contingencies and pension expenses.

8. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $14,379,042, which was $13,803,023 in excess of its required net capital of $576,019. The Company's ratio of aggregate indebtedness to net capital was .60 to 1. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by Rule 15c3-1.

9. Transactions with Affiliates (Related Party Transactions)

The Company has a Selling Agreement with Jefferson Pilot Variable Corporation (JPVC), an affiliated broker-dealer that is also registered with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. JPVC acts as distributor for JPFIC's variable life insurance policies and variable annuity contracts. Under this selling agreement, the Company is paid sales commissions for selling these products. The Company received concession of $31,732,384 and $279,776 in 2005 for its variable life and annuity sales, respectively, which are included in concession from affiliates.

As a registered broker-dealer in securities, the Company buys and sells shares of regulated investment companies for participants in Hampshire's insurance funding programs.

Substantially all general and administrative expenses are allocated to the Company by JPL in accordance with mutually agreed-upon cost allocation methods which the Company and JPL believe reflect a proportional allocation of common expenses which are commensurate for the performance of the applicable duties.

Due to affiliates represents net receivables and payables, primarily related to commissions, pursuant to the Company's Selling Agreement, and general and administrative expenses payable.

The Company's registered representatives may participate in a deferred compensation plan offered by JPL.

Supplemental Information

Jefferson Pilot Securities Corporation and Subsidiaries

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital	
Total stockholder's equity	$22,866,413
Deductions and/or charges:	
Nonallowable assets:	
Goodwill	$ 7,759,339
Accounts receivable	525,729
Securities not readily marketable	26,975
Exchange seat deposit	4,000
Deposit held by clearing firm	50,000
Total nonallowable assets	8,366,043
Net capital before haircuts on securities positions	14,500,370
Haircuts on securities	
Debt securities	97,298
Other securities	24,030
Total haircuts	121,328
Net Capital	$14,379,042
Total aggregate indebtedness	$ 8,640,290
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 576,019
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 576,019
Excess net capital	$13,803,023
Excess net capital at 1,000 percent	$13,515,013
Ratio of aggregate indebtedness to net capital	.60 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Jefferson Pilot Securities Corporation and Subsidiaries

Statement Regarding Rule 15c3-3

December 31, 2005

Jefferson Pilot Securities Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i and ii) of that Rule. All customer transactions are cleared through an unaffiliated broker-dealer on a fully disclosed basis.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
Jefferson Pilot Securities Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Jefferson Pilot Securities Corporation and Subsidiaries (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2006